SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 15, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 15, 2020.

Av. Eduardo Madero 1182 – C1106ACY Ciudad Autónoma de Buenos Aires República Argentina 0810-555-2355 www.macro.com.ar

Autonomous City of Buenos Aires, April 15th 2020

To

CNV/BYMA/MAE

Re.: Relevant Event Disclosure

We write to you in connection with the General and Special Shareholders’ Meeting called for April 30th 2020 at 11:00 AM (hereinafter referred to the “Shareholders’ Meeting), in order to inform that the Board of Directors at the meeting held on the date hereof decided that, in the event the present lockdown and travel and circulation restrictions remain in place for the public in general, as a preventive and/or mandatory and/or sectoral isolation measure ordered as a result of the public health emergency declared by Decrees No. 297/2020, No. 325/2020 and No. 355/2020 issued by the Argentine Executive Branch (“DNUs”), as well any other subsequent rules the Argentine Executive Branch may issue in the future, the Shareholders’ Meeting shall be held remotely through a video conference system, pursuant to General Resolution 830/2020 issued by the CNV (Argentine Securities Exchange Commission).

In this sense, please be advised that the system we intend to use shall be provided by WEBEX and that such system allows: (i) free access to the Shareholders’ Meeting by all shareholders entitled to participate and vote thereat and (ii) simultaneous transmission of sound, images and words throughout the meeting, as well as digital recording of the entire meeting. Participants shall join de meeting by clicking on the link we shall send together with a meeting access and development guide to all shareholders who communicate their attendance.

Shareholders shall communicate their attendance to the Shareholders’ Meeting by email to the following email address: asambleabancomacro@macro.com.ar by April 24th. Save as we shall otherwise direct, and in order to inform the video conference link, we shall use the email address from which each shareholder communicates his/her attendance. For those attending the meeting through proxies or representatives, please be advised that the relevant proxy or authorizing instrument shall be duly certified and sent to the Company by April 22nd.

Be further advised that, if on the date fixed for the Shareholders’ Meeting the prohibition and/or restriction and/or limitation to freely circulate and travel or move is no longer applicable to the public in general, as a preventive and/or mandatory and/or sectoral isolation measure under the public health emergency situation declared by the DNUs No. 297, 325 and 355/2020, as supplemented and amended, and/or any other provision or rule issued within the scope of such health emergency situation by any authority within the Argentine Executive Branch is no longer applicable, the Shareholders’ Meeting shall be held in-person.

Finally, please be advised that we shall publish or post a supplementary notice, including the information required under CNV’s General Resolution No. 830/2020, in the Financial Information Highway, the Official Gazette of the Republic of Argentina, the newspaper El Cronista and the Company’s website www.macro.com.ar.

Regards,

Jorge F. Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 15, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer